Exhibit 99.1

Press Release, 7 March 2018

Interxion Reports Fourth Quarter and Full Year 2017 Results

18% Year Over Year Revenue Growth in Fourth Quarter and

Continued Strong Bookings Reflect Growing Broad-Based Demand

AMSTERDAM 7 March 2018 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2017.

Financial Highlights

•	Revenue for the fourth quarter and full year (FY) increased by 18% and 16% to €129.9 million and €489.3 million, respectively (4Q 2016: €110.5 million; FY 2016: €421.8 million).

•	Recurring revenue[1] for the fourth quarter and full year increased by 19% and 16% to €123.4 million and €462.5 million, respectively (4Q 2016: €103.4 million; FY 2016: €400.0 million).

•	Net income for the fourth quarter and full year was €11.0 million and €42.2 million, respectively (4Q 2016: €10.0 million; FY 2016: €39.9 million).

•	Adjusted net income[2] for the fourth quarter and full year was €11.9 million and €43.4 million, respectively (4Q 2016: €9.0 million; FY 2016: €36.6 million).

•	Earnings per diluted share for the fourth quarter and full year were €0.15 and €0.59, respectively (4Q 2016: €0.14; FY 2016: €0.56).

•	Adjusted earnings[2] per diluted share for the fourth quarter and full year were €0.17 and €0.61, respectively (4Q 2016: €0.13; FY 2016: €0.51).

•	Adjusted EBITDA[2] for the fourth quarter and full year increased by 20% and 16% to €59.1 million and €221.0 million, respectively (4Q 2016: €49.3 million; FY 2016: €190.9 million).

Press Release, 7 March 2018

•	Adjusted EBITDA margin for the fourth quarter and full year was 45.5% and 45.2%, up 90 basis points and down 10 basis points, respectively (4Q 2016: 44.6%; FY 2016: 45.3%).

•	Capital expenditures, including intangible assets[3], were €69.7 million in the fourth quarter and €256.0 million for full year 2017 (4Q 2016: €73.8 million; FY 2016: €250.9 million).

Operating Highlights

•	Equipped Space[4] increased by 3,600 square metres in the fourth quarter and 11,700 square metres for the full year to 122,500 square metres.

•	Revenue Generating Space[4] increased by 2,700 square metres in the fourth quarter and 12,600 square metres for the full year to 99,800 square metres.

•	Utilisation Rate was 81% at the end of the year.

•	During the fourth quarter, Interxion opened a new data centre in Frankfurt. In addition, Interxion completed the following expansions:

•	700 sqm expansion in Zurich;

•	300 sqm expansion in Vienna; and

•	200 sqm expansion in Stockholm.

•	Interxion today announces a 500 sqm expansion in Paris.

“Interxion’s fourth quarter results conclude another year of strong performance, with 18% revenue growth for the quarter and 16% revenue growth for full year 2017,” said David Ruberg, Interxion’s Chief Executive Officer. “These results reflect Interxion’s consistent strategic and operational execution, our success in capturing the broad-based demand for our colocation services across our European footprint and the increasing value that our customers receive from our communities of interest strategy. Looking ahead, we are continuing to see positive growth drivers, including cloud platform providers expanding their infrastructure across our European footprint, and emerging enterprise hybrid cloud adoption.”

Press Release, 7 March 2018

Quarterly Review

Revenue in the fourth quarter of 2017 was €129.9 million, an 18% increase over the fourth quarter of 2016 and a 4% increase over the third quarter of 2017. Recurring revenue was €123.4 million, a 19% increase over the fourth quarter of 2016 and a 5% increase over the third quarter of 2017. Recurring revenue in the fourth quarter represented 95% of total revenue. On an organic constant currency5 basis, revenue in the fourth quarter of 2017 was 17% higher than in the fourth quarter of 2016 and 4% higher than in the third quarter of 2017.

Cost of sales in the fourth quarter of 2017 was €48.8 million, a 14% increase over the fourth quarter of 2016 and a 2% decrease over the third quarter of 2017.

Gross profit was €81.0 million in the fourth quarter of 2017, a 20% increase over the fourth quarter of 2016 and an 8% increase over the third quarter of 2017. The gross profit margin was 62.4% in the fourth quarter of 2017 (inclusive of full year impact of an energy credit in Germany booked in the fourth quarter) compared with 61.1% in the fourth quarter of 2016 and 60.2% in the third quarter of 2017. Adjusting for this one-time item, the gross profit margin in the fourth quarter of 2017 was 61.8%.

Sales and marketing costs in the fourth quarter of 2017 were €9.0 million. This represented an 18% increase over the fourth quarter of 2016 and a 9% increase from the third quarter of 2017, reflecting investment in go-to-market projects.

Other general and administrative costs (excluding depreciation, amortisation, impairments, share-based payments and M&A transaction costs) were €12.9 million in the fourth quarter of 2017. This represented a 23% increase over the fourth quarter of 2016 and a 22% increase from the third quarter of 2017, largely due to professional fees associated with the implementation of IFRS 15 and 16, as well as increased business taxes in France.

Press Release, 7 March 2018

Depreciation, amortisation, and impairments in the fourth quarter of 2017 was €29.1 million, a 20% increase from the fourth quarter of 2016 and a 5% increase from the third quarter of 2017.

Operating income in the fourth quarter of 2017 was €27.0 million, an increase of 20% from the fourth quarter of 2016 and an 8% increase from the third quarter of 2017.

Net finance expense for the fourth quarter of 2017 was €12.3 million, a 30% increase over the fourth quarter of 2016 and a 14% increase over the third quarter of 2017.

Income tax expense for the fourth quarter of 2017 was €3.7 million, a 22% increase compared with the fourth quarter of 2016 and an 11% decrease from the third quarter of 2017.

Net income was €11.0 million in the fourth quarter of 2017, a 9% increase over the fourth quarter of 2016 and a 9% increase from the third quarter of 2017.

Adjusted net income was €11.9 million in the fourth quarter of 2017, a 33% increase over the fourth quarter of 2016 and a 12% increase from the third quarter of 2017.

Adjusted EBITDA for the fourth quarter of 2017 was €59.1 million, a 20% increase over the fourth quarter of 2016 and a 5% increase over the third quarter of 2017.

Adjusted EBITDA margin was 45.5% in the fourth quarter of 2017, compared with 44.6% in the fourth quarter of 2016 and 45.1% in the third quarter of 2017.

Net cash flows from operating activities were €45.5 million in the fourth quarter of 2017, compared with €45.4 million in the fourth quarter of 2016 and €32.5 million in the third quarter of 2017.

Cash generated from operations6 was €50.3 million in the fourth quarter of 2017, compared with €50.2 million in the fourth quarter of 2016 and €55.2 million in the third quarter of 2017.

Press Release, 7 March 2018

Capital expenditures, including intangible assets, were €69.7 million in the fourth quarter of 2017, compared with €73.8 million in the fourth quarter of 2016 and €75.2 million in the third quarter of 2017.

Cash and cash equivalents were €38.5 million at 31 December 2017, compared with €115.9 million at 31 December 2016.

Total borrowings, net of deferred revolving facility financing fees, were €832.6 million at 31 December 2017, compared with €735.0 million at year end 2016.

All of the capacity metrics below do not include Interxion Science Park.

Equipped space at the end of the fourth quarter of 2017 was 122,500 square metres, compared with 110,800 square metres at the end of the fourth quarter of 2016 and 118,900 square metres at the end of the third quarter of 2017.

Revenue generating space at the end of the fourth quarter of 2017 was 99,800 square metres, compared with 87,200 square metres at the end of the fourth quarter of 2016 and 97,100 square metres at the end of the third quarter of 2017.

Utilisation rate, the ratio of revenue-generating space to equipped space, was 81% at the end of the fourth quarter of 2017, compared with 79% at the end of the fourth quarter of 2016 and 82% at the end of the third quarter of 2017.

Annual Review

Revenue for 2017 was €489.3 million, a 16% increase compared to 2016. Recurring revenue for 2017 was €462.5 million, a 16% increase compared to 2016, and accounted for 95% of total revenue in 2017, consistent with 2016. On an organic constant currency basis, revenue in 2017 was 15% higher than in 2016.

Gross profit was €298.8 million in 2017, a 15% increase compared to 2016. Gross profit margin was 61.1% in 2017, a decrease of 40 bps compared to 2016.

Sales and marketing costs for 2017 were €33.5 million, a 12% increase compared to 2016.

Press Release, 7 March 2018

Adjusted EBITDA for 2017 was €221.0 million, a 16% increase compared to 2016. Adjusted EBITDA margin for 2017 was 45.2%, a decrease of 10 bps compared to 2016.

Net income was €42.2 million in 2017, compared to €39.9 million in 2016. Diluted earnings per share in 2017 were €0.59 on a weighted average of 71.6 million diluted shares, compared to €0.56 on a weighted average of 71.2 million diluted shares in 2016.

Adjusted net income was €43.4 million in 2017, a 19% increase compared to 2016. Adjusted earnings per diluted share were €0.61 on a weighted average of 71.6 million diluted shares, compared to €0.51 on a weighted average of 71.2 million diluted shares in 2016. A reconciliation from net income to Adjusted net income is provided in the tables attached to this press release.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €209.0 million in 2017, an increase of 14% compared to 2016.

Capital expenditures, including intangible assets, were €256.0 million in 2017 compared to €250.9 million in 2016.

During 2017, Interxion opened 11,700 square metres of new Equipped Space4, and installed a net 12,600 Revenue Generating Square Metres4, increasing utilisation to 81% as of 31 December 2017 from 79% as of 31 December 2016.

Press Release, 7 March 2018

Business Outlook

Interxion today is providing guidance for full year 2018:

Revenue	€553 million – €569 million
Adjusted EBITDA	€250 million – €260 million
Capital expenditures (including intangibles)	€335 million – €365 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. EST (1:30 p.m. GMT, 2:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 20 March 2018. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 1468928.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions,

Press Release, 7 March 2018

significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on an organic constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Our financial statements and results of operations presented herein include the financial results for Interxion Science Park, however equipped space, revenue generation space and other metrics derived from these measures exclude Interxion Science Park, which was acquired on 24 February 2017. We intend to include Interxion Science Park in equipped space, revenue generation space and other metrics derived from these measures within earnings materials for periods commencing on and after 1 January 2018.

Press Release, 7 March 2018

Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Depreciation, and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Press Release, 7 March 2018

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our €100.0 million revolving credit facility, our €100.0 million senior secured revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to Adjusted EBITDA is provided in the tables attached to this press release. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and of currency exchange rates.

Press Release, 7 March 2018

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating

Press Release, 7 March 2018

performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

The company’s outlook for 2018 included in this press release, includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, depreciation, amortisation and impairments, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other significant items that currently cannot be predicted. The exact amount of these items is not currently determinable but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 49 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.
[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[4]	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on 24 February 2017.
[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

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Three Months Ended 31 December 2017	Year-on-year	Sequential
Reported total revenue growth	17.6%	4.2%
Add back: impact of foreign currency translation	0.7%	0.2%
Reverse: impact of acquired ISP business	-1.8%	0.1%

Total revenue growth on an organic constant currency basis	16.5%	4.4%

Percentages may not add due to rounding

[6]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

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INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2017	Dec-31 2016	Dec-31 2017	Dec-31 2016
Revenue	129,881	110,487	489,302	421,788
Cost of sales	(48,842)	(43,022)	(190,471)	(162,568)

Gross Profit	81,039	67,465	298,831	259,220
Other income	70	191	97	333
Sales and marketing costs	(9,008)	(7,640)	(33,465)	(29,941)
General and administrative costs	(45,103)	(37,438)	(164,051)	(137,010)

Operating income	26,998	22,578	101,412	92,602
Net finance expense	(12,327)	(9,513)	(44,367)	(36,269)

Profit or loss before income taxes	14,671	13,065	57,045	56,333
Income tax expense	(3,681)	(3,027)	(14,839)	(16,450)

Net income	10,990	10,038	42,206	39,883

Basic earnings per share(a): (€)	0.15	0.14	0.59	0.57
Diluted earnings per share(b): (€)	0.15	0.14	0.59	0.56

Number of shares outstanding at the end of the period (shares in thousands)	71,415	70,603	71,415	70,603
Weighted average number of shares for Basic EPS (shares in thousands)	71,343	70,538	71,089	70,349
Weighted average number of shares for Diluted EPS (shares in thousands)	71,900	71,407	71,619	71,215

			As at
			Dec-31 2017	Dec-31 2016
Capacity metrics
Equipped space (in square meters) (c)			122,500	110,800
Revenue generating space (in square meters) (c)			99,800	87,200
Utilization rate			81%	79%

(a)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(b)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(c)	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on February 24, 2017.

Press Release, 7 March 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2017	Dec-31 2016	Dec-31 2017	Dec-31 2016
Consolidated

Recurring revenue	123,422	103,429	462,516	399,958
Non-recurring revenue	6,459	7,058	26,786	21,830

Revenue	129,881	110,487	489,302	421,788

Net income	10,990	10,038	42,206	39,883
Net income margin	8.5%	9.1%	8.6%	9.5%

Operating income	26,998	22,578	101,412	92,602
Operating income margin	20.8%	20.4%	20.7%	22.0%

Adjusted EBITDA	59,111	49,280	220,961	190,876

Gross profit margin	62.4%	61.1%	61.1%	61.5%
Adjusted EBITDA margin	45.5%	44.6%	45.2%	45.3%

Total assets	1,702,071	1,482,665	1,702,071	1,482,665
Total liabilities	1,105,343	933,896	1,105,343	933,896
Capital expenditure, including intangible assets(a)	(69,659)	(73,758)	(256,015)	(250,878)

France, Germany, the Netherlands, and the UK

Recurring revenue	81,611	66,157	302,346	256,004
Non-recurring revenue	3,941	4,812	16,291	13,770

Revenue	85,552	70,969	318,637	269,774
Operating income	28,164	21,565	101,120	87,558
Operating income margin	32.9%	30.4%	31.7%	32.5%

Adjusted EBITDA	48,121	38,222	174,818	148,191

Gross profit margin	64.4%	62.0%	62.4%	62.6%
Adjusted EBITDA margin	56.2%	53.9%	54.9%	54.9%

Total assets	1,229,960	990,406	1,229,960	990,406
Total liabilities	267,751	202,330	267,751	202,330
Capital expenditure, including intangible assets(a)	(47,406)	(46,834)	(174,818)	(170,707)

Rest of Europe

Recurring revenue	41,811	37,272	160,170	143,954
Non-recurring revenue	2,518	2,246	10,495	8,060

Revenue	44,329	39,518	170,665	152,014

Operating income	18,453	16,078	69,919	62,404
Operating income margin	41.6%	40.7%	41.0%	41.1%

Adjusted EBITDA	26,056	22,740	99,665	88,195

Gross profit margin	66.7%	65.9%	66.1%	65.9%
Adjusted EBITDA margin	58.8%	57.5%	58.4%	58.0%

Total assets	393,644	363,444	393,644	363,444
Total liabilities	77,505	73,613	77,505	73,613
Capital expenditure, including intangible assets(a)	(18,737)	(24,466)	(69,832)	(69,650)

Corporate and other

Operating income	(19,619)	(15,065)	(69,627)	(57,360)

Adjusted EBITDA	(15,066)	(11,682)	(53,522)	(45,510)

Total assets	78,467	128,815	78,467	128,815
Total liabilities	760,087	657,953	760,087	657,953
Capital expenditure, including intangible assets(a)	(3,516)	(2,458)	(11,365)	(10,521)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets,as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 March 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2017	Dec-31 2016	Dec-31 2017	Dec-31 2016
Reconciliation to Adjusted EBITDA

Consolidated

Net income	10,990	10,038	42,206	39,883
Income tax expense	3,681	3,027	14,839	16,450

Profit before taxation	14,671	13,065	57,045	56,333
Net finance expense	12,327	9,513	44,367	36,269

Operating income	26,998	22,578	101,412	92,602
Depreciation, amortisation and impairments	29,069	24,244	108,252	89,835
Share-based payments	1,471	1,828	6,790	6,343
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	1,643	821	4,604	2,429
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	(70)	47	(97)	(95)
Increase/(decrease) in provision for site restoration(4)	—	(238)	—	(238)

Adjusted EBITDA(1)	59,111	49,280	220,961	190,876

France, Germany, the Netherlands, and the UK

Operating income	28,164	21,565	101,120	87,558
Depreciation, amortisation and impairments	19,938	16,511	72,721	60,128
Share-based payments	89	337	1,074	838
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(3)	(70)	47	(97)	(95)
Increase/(decrease) in provision for site restoration(4)	—	(238)	—	(238)

Adjusted EBITDA(1)	48,121	38,222	174,818	148,191

Rest of Europe

Operating income	18,453	16,078	69,919	62,404
Depreciation, amortisation and impairments	7,544	6,554	29,365	25,371
Share-based payments	59	108	381	420

Adjusted EBITDA(1)	26,056	22,740	99,665	88,195

Corporate and Other

Operating income	(19,619)	(15,065)	(69,627)	(57,360)
Depreciation, amortisation and impairments	1,587	1,179	6,166	4,336
Share-based payments	1,323	1,383	5,335	5,085
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	1,643	821	4,604	2,429

Adjusted EBITDA(1)	(15,066)	(11,682)	(53,522)	(45,510)

(1)	“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(3)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.
(4)	“Increase/(decrease) in provision for site restoration” represents income related to the termination of data centre sites. This item is treated as ‘Other income’.

Press Release, 7 March 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €’000 – except where stated otherwise)

(unaudited)

	As at
	Dec-31 2017	Dec-31 2016
Non-current assets
Property, plant and equipment	1,342,471	1,156,031
Intangible assets	60,593	28,694
Goodwill	38,900	—
Deferred tax assets	24,470	20,370
Other investments	3,693	1,942
Other non-current assets	13,674	11,914

	1,483,801	1,218,951

Current assets
Trade receivables and other current assets	179,786	147,821
Cash and cash equivalents	38,484	115,893

	218,270	263,714

Total assets	1,702,071	1,482,665

Shareholders’ equity
Share capital	7,141	7,060
Share premium	532,242	519,604
Foreign currency translation reserve	2,948	9,988
Hedging reserve, net of tax	(169)	(243)
Accumulated profit	54,566	12,360

	596,728	548,769

Non-current liabilities
Other non-current liabilities	15,080	11,718
Deferred tax liabilities	21,336	9,628
Borrowings	724,052	723,975

	760,468	745,321

Current liabilities
Trade payables and other current liabilities	229,878	171,399
Income tax liabilities	6,237	5,694
Borrowings	108,760	11,482

	344,875	188,575

Total liabilities	1,105,343	933,896

Total liabilities and shareholders’ equity	1,702,071	1,482,665

Press Release, 7 March 2018

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 – except where stated otherwise)

(unaudited)

	As at
	Dec-31 2017	Dec-31 2016
Borrowings net of cash and cash equivalents
Cash and cash equivalents	38,484	115,893

6.00% Senior Secured Notes due 2020(a)	628,141	629,327
Mortgages	53,640	54,412
Financial leases	51,127	51,718
Borrowings under our Senior Revolving Facility(b)	99,904	—

Borrowings excluding Senior Secured Revolving Facility deferred financing costs	832,812	735,457

Senior Secured Revolving Facility deferred financing costs(c)	(204)	(426)

Total borrowings	832,608	735,031

Borrowings net of cash and cash equivalents	794,124	619,138

(a)	€625 million 6.00% Senior Secured Notes due 2020 include a premium on additional issuances and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(b)	On 28 July 2017, we amended the terms of our €75.0 million Senior Revolving Facility Agreement dated 9 March 2017 to increase the amount available under the facility to €100.0 million and to add a second extension option enabling us to extend the maturity of this facility to 31 December 2018. Also, on 31 July 2017, we extended the maturity of our €100.0 million Senior Secured Revolving Agreement dated 17 June 2013, from 3 July 2018 to 31 December 2018.
(c)	Deferred financing costs of €0.2 million as of 31 December 2017 were incurred in connection with the €100 million Senior Secured Revolving Facility.

Press Release, 7 March 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €’000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2017	Dec-31 2016	Dec-31 2017	Dec-31 2016
Net income	10,990	10,038	42,206	39,883
Depreciation, amortisation and impairments	29,069	24,244	108,252	89,835
Provision for onerous lease contracts	—	—	—	(1,533)
Share-based payments	1,738	1,701	5,750	6,105
Net finance expense	12,327	9,513	44,367	36,269
Income tax expense	3,681	3,027	14,839	16,450

	57,805	48,524	215,414	187,009
Movements in trade receivables and other assets	(17,013)	(7,480)	(30,667)	(11,126)
Movements in trade payables and other liabilities	9,473	9,127	24,266	7,505

Cash generated from / (used in) operations	50,265	50,171	209,013	183,388
Interest and fees paid(a)	(1,536)	(2,224)	(41,925)	(36,003)
Interest received	3	67	143	136
Income tax paid	(3,241)	(2,638)	(11,985)	(8,124)

Net cash flows from / (used in) operating activities	45,491	45,376	155,246	139,397
Cash flows from / (used in) investing activities
Purchase of property plant and equipment	(67,198)	(72,741)	(247,228)	(241,958)
Financial investments - deposits	13	(25)	(324)	1,139
Acquisition Interxion Science Park B.V.	—	—	(77,517)	—
Purchase of intangible assets	(2,461)	(1,017)	(8,787)	(8,920)
Loans provided	(423)	—	(1,764)	(1,942)
Proceeds from sale of financial asset	—	—	—	281

Net cash flows from / (used in) investing activities	(70,069)	(73,783)	(335,620)	(251,400)
Cash flows from / (used in) financing activities
Proceeds from exercised options	199	112	6,969	6,332
Proceeds from mortgages	9,950	—	9,950	14,625
Repayment of mortgages	(8,804)	(2,215)	(10,848)	(4,031)
Proceeds from revolving credit facilities	24,746	—	129,521	—
Repayment Revolving facilities	—	—	(30,000)	—
Proceeds Senior secured notes at 6%	—	(538)	—	154,808
Financial lease obligation	(995)	—	(995)	—
Interest received at issue of additional notes	—	—	—	2,225

Net cash flows from / (used in) financing activities	25,096	(2,641)	104,597	173,959
Effect of exchange rate changes on cash	(238)	843	(1,632)	251

Net increase / (decrease) in cash and cash equivalents	280	(30,205)	(77,409)	62,207
Cash and cash equivalents, beginning of period	38,204	146,098	115,893	53,686

Cash and cash equivalents, end of period	38,484	115,893	38,484	115,893

(a)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 7 March 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2017	Dec-31 2016	Dec-31 2017	Dec-31 2016
Net income - as reported	10,990	10,038	42,206	39,883

Add back
+ M&A transaction costs	1,643	821	4,604	2,429

	1,643	821	4,604	2,429
Reverse
- Profit on sale of financial asset	—	—	—	(281)
- Adjustment of financial lease obligation	—	—	—	(1,410)
- Increase/(decrease) in provision for site restoration	—	(238)	—	(238)
- Deferred tax asset adjustment	—	(809)	—	(809)
- Interest capitalised	(452)	(941)	(3,057)	(3,362)

	(452)	(1,988)	(3,057)	(6,100)

Tax effect of above add backs & reversals	(298)	89	(387)	363

Adjusted net income	11,883	8,960	43,366	36,575

Reported basic EPS: (€)	0.15	0.14	0.59	0.57
Reported diluted EPS: (€)	0.15	0.14	0.59	0.56

Adjusted basic EPS: (€)	0.17	0.13	0.61	0.52
Adjusted diluted EPS: (€)	0.17	0.13	0.61	0.51

Press Release, 7 March 2018

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 7 March 2018

with Target Open Dates after 1 October 2017

			Equipped
		CAPEX (a)(b)	Space (a)
Market	Project	(€ million)	(sqm)	Target Opening Dates
Amsterdam	AMS8: Phases 3 - 6	63	5,300	4Q 2018 - 1Q 2019 (c)
Brussels	BRU2: New data centre	3	1,000	1Q 2018
Copenhagen	CPH2: Phases 3 - 5	18	1,500	2Q 2018 - 1Q 2019 (d)
Dublin	DUB3: Phases 3 - 4	17	1,200	3Q 2018
Frankfurt	FRA11: Phases 1 - 4 New Build	95	4,800	4Q 2017 - 2Q 2018 (e)
Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,900	4Q 2018 - 1Q 2019 (f)
London	LON3: New Build	35	1,800	3Q 2018
Madrid	MAD3: New Build	44	2,500	2Q 2019 (g)
Marseille	MRS2: Phase 2 - 3	47	2,600	2Q 2018 - 2Q 2019(h)
Paris	PAR7.2: Phase B (cont.) - C	47	2,500	2Q 2018 -1Q 2019 (i)
Stockholm	STO5: Phases 1 (cont.) -3	23	1,400	4Q 2017 - 1Q 2019 (j)
Vienna	VIE2: Phase 7 - 9	94	3,600	4Q 2017 - 3Q 2019 (k)
Zurich	ZUR1: Phase 4	2	700	4Q 2017
Total		€578	33,800

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted. Totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	AMS8: Phases 3 and 4 (1,300 sqm each) are scheduled to open in 4Q 2018; phases 5 and 6 (1,300 sqm each) are scheduled to open in 1Q 2019.
(d)	CPH2: Phases 3 and 4 (900 sqm total) are scheduled to open in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 1Q 2019.
(e)	FRA11: Phases 1 and 2 (1,200 square metres each) became operational in 4Q 2017; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 2Q 2018.
(f)	FRA13: Phase 1 (2,300 square metres) is scheduled to become operational in 4Q 2018; phase 2 (2,600 square metres) is scheduled to become operational in 1Q 2019.
(g)	MAD3: Capex total for MAD3 include land purchase price.
(h)	MRS2: 700 square metres is scheduled to become operational in 2Q 2018; 1,900 square metres is scheduled to become operational in 2Q 2019.
(i)	PAR7.2: Phase B (cont.) (500 sqm) is scheduled to become operational in 2Q 2018; Phase C (2,000 sqm) is scheduled to become operational in 1Q 2019.
(j)	STO5: 200 sqm became operational in 4Q 2017; 400 sqm is scheduled to become operational in 2Q 2018; 800 sqm is scheduled to become operational in 1Q 2019.
(k)	VIE2: 300 square metres became operational in 4Q 2017; 700 square metres is scheduled to become operational in 2Q 2018; 600 square metres is scheduled to become operational in 3Q 2018; 300 square metres is scheduled to become operational in 4Q 2018, 700 sqm scheduled to open in 2Q 2019, and 1,000 sqm scheduled to open in 3Q 2019.